Exhibit 99.2

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Subscription Right Plan 2024 BE

GALAPAGOS NV

General Rules

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Table of Contents

1 Basis and Purpose	3
2 Definitions	3
3 Subscription Rights	5
3.1 General	5
3.2 Number per Beneficiary	5
3.3 Transfer restrictions	5
3.4 Exercise Price	5
3.5 Administration of the Subscription Right Plan	6
3.6 Expiration of Subscription Rights	6
4 Beneficiaries of the Plan	6
5 Acceptance or Refusal of the Offer	6
6 Exercise and Payment Conditions	7
6.1 Exercise Term	7
6.2 Vesting of Subscription Rights	7
6.3 Exercise Period	7
6.4 Conditions of Exercise	7
6.5 Impact of capital increases decided by the Company	8
6.6 Change in Control of the Company	8
7 Issuance of New Shares	8
8 Cessation of the Employment or Service Relationship	9
8.1 Cessation of the relationship before the date of the Deed of Issuance	9
8.2 Good Leaver Situation	9
8.3 Bad Leaver Situation	9
8.3.1 After the end of the third calendar year	9
8.3.2 Before the end of the third calendar year	9
8.4 Change of employment	10
8.5 Deviations	10
9 Amendments and Modifications	10
10 Dispute Resolution	10
11 Final Provisions	10
11.1 Additional Information	10
11.2 Taxes and Social Security Treatment	11
11.3 Costs	11
11.4 Relation to employment or management agreement	11
11.5 Shareholders’ Meetings	11
11.6 Communication with Subscription Right Holders	12
11.7 Address Change	12
11.8 Reoffer or Resale of Shares Received under the Plan	12
11.9 Liens	12
11.10 U.S. Federal Tax Consequences for Participating in the Plan	12

Galapagos NV | Subscription Right Plan 2024 BE	Page 2 of 15

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1	Basis and Purpose

The Board of Directors of Galapagos NV (hereinafter referred to as the “Company”) has approved the present Subscription Right Plan 2024 BE by notarial deed of 16 May 2024.

With the Plan set forth hereafter the Company wants to inform all Beneficiaries (see infra sub 2 (“Definitions: Beneficiary”) and sub 4 (“Beneficiaries of the Plan”)) of the conditions under which the Company is willing to offer Subscription Rights. The Company thus wants to acknowledge the efforts made by the Beneficiaries to help to develop the Company to a successful enterprise.

2	Definitions

In this Plan the words and terms mentioned hereunder have the meanings given below:

Bad Leaver Situation: the effective date on which one of the following situations occurs:

(i)

the termination at the request of the Subscription Right Holder of his/her employment agreement or management agreement with the Company or a Subsidiary, irrespective of the fact that such termination is established in a document signed by both parties (it being understood that the termination at the request of the Subscription Right Holder because such Subscription Right Holder (or its Permanent Representative as the case may be) has reached the age at which the Subscription Right Holder can receive state pension entitlement shall not be considered a Bad Leaver Situation), or

(ii)

the termination by the relevant Company or Subsidiary of the employment agreement or management agreement of a Subscription Right Holder based on any grounds for dismissal attributable to the Subscription Right Holder, and/or any breach by the Subscription Right Holder or its Permanent Representative in the performance of the relevant agreement;

Beneficiary: the Eligible Persons who received an Offer pursuant to this Plan, as determined by the Board of Directors;

Board of Directors: the Board of Directors of the Company;

Company: the limited liability company Galapagos, having its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium;

Control: the power, de jure or de facto, to have a decisive influence on the appointment of the majority of the directors or on the orientation of the management, as set forth in article 1:14 et seq. of the Belgian Code of Companies and Associations. The terms “to Control” and “Controlled by” shall be construed accordingly;

Deed of Approval: the notarial deed enacting the approval by the Board of Directors of the Subscription Right Plan 2024 BE;

Deed of Issuance: the notarial deed enacting (i) the acceptance or refusal of the Subscription Rights and (ii) the unconditional issuance of the Subscription Rights;

Eligible Person: the Employees and Managers of the Company and its Subsidiaries as described in Annex A to this Subscription Right Plan 2024 BE;

Employee: each employee of the Company or a Subsidiary;

Executive Committee: the Executive Committee of the Company;

Exercise Period: a period of at least two weeks within the Exercise Term, to be determined by the Board of Directors, during which Subscription Rights can be Exercised;

Exercise Price: the pre-determined price at which a New Share can be acquired when Exercising a Subscription Right, during one of the Exercise Periods within the Exercise Term;

Galapagos NV | Subscription Right Plan 2024 BE	Page 3 of 15

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Exercise Term: the term during which the Subscription Right Holder can Exercise his/her Subscription Rights to acquire Shares of the Company, taking into account the specific Exercise Periods and the specific exercise conditions as set forth in chapter 6 of this Plan;

Exercise: to make use of the right attached to the Subscription Rights that were acquired by accepting the Offer, to acquire New Shares at the Exercise Price;

Good Leaver Situation: the effective date of the cessation, in other circumstances than those listed in the definition of Bad Leaver Situation, of the employment agreement or management agreement of the relevant Subscription Right Holder with either the Company or a Subsidiary (including the relevant employing entity ceasing to be a Subsidiary of the Company), with the exception of a cessation accompanied by a simultaneous (other) employment or appointment of the relevant Subscription Right Holder or its Permanent Representative (or a company Controlled by the Subscription Right Holder) as a Manager, Employee or director of the Company or a Subsidiary. For clarity, the termination at the request of the Subscription Right Holder of his/her employment agreement or management agreement because such Subscription Right Holder or its Permanent Representative has reached the age at which the Subscription Right Holder or its Permanent Representative can receive state pension entitlement shall be considered a Good Leaver Situation;

Grant: the moment on which the Beneficiary accepts the Subscription Rights offered. For the purposes of this Plan (including for Belgian fiscal reasons), the Grant shall be deemed to take place on the sixtieth day following the date of the Offer if the Offer is accepted within sixty days after the date of the Offer;

Manager: a natural person who or management company that provides services to the Company or a Subsidiary on a contractual basis, other than pursuant to an employment agreement (irrespective of whether the contract was entered into directly with the relevant natural person or with a legal entity who has entrusted the performance of the services to such natural person);

New Shares: the Shares to be issued pursuant to the Exercise of the Subscription Rights under this Plan;

Notice of Acceptance: the form that the Beneficiary receives at the moment of the Offer and that the Beneficiary needs to return, duly executed, to the Company for the acceptance of the Offer;

Offer: the written and dated notification to the Beneficiaries of the Plan as to the opportunity for them to acquire Subscription Rights in accordance with the provisions of this Plan;

Online Tool: a secured website allowing the Eligible Persons to have online access to information relating to their Subscription Rights;

Personal Representative(s): the heir(s) of a Subscription Right Holder upon the latter’s decease;

Permanent Representative: the permanent representative entrusted to perform the services of the management agreement in the name and on behalf of a Manager in accordance with such management agreement as defined in article 2:55 of the Belgian Code of Companies and Associations.

Plan: the present Subscription Right Plan 2024 BE approved by the Board of Directors, as amended from time to time by the Board of Directors in accordance with the provisions of this Plan;

Shares: the shares of the Company;

Subscription Right: the right to subscribe, within the framework of this Plan, to one New Share within the Exercise Term and the Exercise Period and at the Exercise Price;

Subscription Right Agreement: the agreement that may be entered into between the Beneficiary and the Company;

Subscription Right Holder: each Beneficiary who has accepted the Offer or the Permanent Representative to whom the Subscription Rights have been transferred in accordance with article 3.3 of the Plan and who owns one or more Subscription Rights in accordance with this Plan;

Galapagos NV | Subscription Right Plan 2024 BE	Page 4 of 15

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Subsidiary: a company under the Control of the Company, as further set forth in article 1:15 of the Belgian Code of Companies and Associations.

Words and terms denoting the plural shall include the singular and vice versa.

3	Subscription Rights

3.1	General

The number of Subscription Rights issued in the framework of this Plan is maximum 753,500. These Subscription Rights will be designated as “Subscription Right Plan 2024 BE”. The Eligible Persons are described in Annex A to this Plan and the Subscription Rights can be granted by the Board of Directors to any of the Eligible Persons from time to time.

The Subscription Rights are granted by the Board of Directors to the Beneficiaries for free.

Each Subscription Right entitles the Beneficiary to subscribe to one New Share in accordance with the terms and conditions of the Plan.

Offers under this Plan do not need to be the same for every Beneficiary.

3.2	Number per Beneficiary

The number of Subscription Rights to be offered to the Beneficiaries is determined by or on behalf of the Board of Directors and will be set out in the Offer.

3.3	Transfer restrictions

The Subscription Rights received are registered in the name of the Beneficiary and may only be transferred inter vivos once granted to a Beneficiary, to its Permanent Representative. Such transfer must occur and be notified in writing to the Company immediately following acceptance of the Subscription Rights. Following notification of the transfer as set forth in the previous sentence, the transferred Subscription Rights will be registered in the name of the Permanent Representative, who shall be subject to the same rights and obligations under this Plan as any other Subscription Right Holder.

The Subscription Rights cannot be encumbered by any pledge or in any other manner.

Subscription Rights that, in contravention with the foregoing, are transferred to other natural persons or legal entities or encumbered, shall automatically become null and void.

3.4	Exercise Price

The Exercise Price per Subscription Right will be determined by or on behalf of the Board of Directors at the time of the Offer.

As the Shares of the Company are listed or traded on a regulated market at the date of the Offer, the Exercise Price will at least be equal to (a) the closing price of the Share of the Company on Euronext Amsterdam and Brussels on the last trading day preceding the date of the Offer, or (b) the average of the closing price of the Share of the Company on Euronext Amsterdam and Brussels during the last thirty (30) days preceding the date of the Offer.

Upon Exercise and subsequent capital increase, the Exercise Price must be booked as capital for an amount equal to the accounting par value of the Shares at the moment of the establishment of the capital increase resulting from the Exercise. The part of the Exercise Price that exceeds the accounting par value must be booked as an issuance premium.

In deviation of article 7:71, first indent, of the Belgian Code of Companies and Associations and without prejudice to the exceptions provided by law, the Company, represented by the Board of Directors, expressly reserves the right to take any possible decisions and to carry out any possible transactions which may have an impact on its capital, on the distribution of the profit or on the liquidation surpluses or that may otherwise affect the rights of the Subscription Right Holders, even in the event that these decisions might cause a reduction of the benefits offered to the Subscription Right Holders, unless the only purpose of these decisions and transactions would be such reduction of benefits.

Galapagos NV | Subscription Right Plan 2024 BE	Page 5 of 15

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Should the rights of the Subscription Right Holders be materially affected by such a decision or transaction, the Company, represented by the Board of Directors, may, in its sole discretion, make modifications to (i) the number of Shares that relates to one Subscription Right, (ii) the Exercise Price and/or (iii) any other features of the Plan. As soon as reasonably practicable, the Company shall give notice in writing of such modification to the relevant Subscription Right Holders.

In case of a merger, demerger or stock-split of the Company, the rights of the outstanding Subscription Rights and/or the Exercise Price of the Subscription Rights shall be adjusted in accordance with the conversion ratio applicable at the occasion of the merger, demerger or the stock-split to the other shareholders.

3.5	Administration of the Subscription Right Plan

The Company is responsible for the management and the administration of the Plan and ensures that all questions of Beneficiaries or Subscription Right Holders are answered accurately and rapidly.

3.6	Expiration of Subscription Rights

The Subscription Rights for which no Offer has been made by the Board of Directors to Beneficiaries by 31 December 2024 shall automatically expire and become null and void at 24:00 hours (midnight) on the 31th of December 2024.

4	Beneficiaries of the Plan

Beneficiaries are Eligible Persons who received an Offer pursuant to this Plan, as determined by or on behalf of the Board of Directors.

The Subscription Rights under this Plan are reserved for and granted to Employees and Managers who are all members of the personnel as defined in article 1:27 of the Belgian Code of Companies and Associations.

5	Acceptance or Refusal of the Offer

The Beneficiaries have the possibility to accept the individual Offer in whole, in part or not at all. Each Beneficiary shall receive an (electronic) Notice of Acceptance form wherein the Beneficiary mentions his/her decision regarding the Offer: (full or partial) Acceptance or Refusal. Acceptance of the Offer has to be formally established by ticking the relevant paragraph in the Notice of Acceptance.

The Notice of Acceptance needs to be returned prior to the ultimate date of response as set forth in the Notice of Acceptance, duly completed and signed, to the address mentioned in the Notice of Acceptance or via the Online Tool. Such ultimate date of response cannot be later than 180 calendar days after the date of the Offer.

In case the Beneficiary has not accepted the Offer in writing prior to the date mentioned in the Notice of Acceptance, she/he shall be deemed to have refused the Offer.

For the purposes of this Plan (including for Belgian fiscal reasons), the Subscription Rights shall be deemed to be granted on the sixtieth day following the date of the Offer if the Offer is accepted within sixty days after the date of the Offer.

The Subscription Rights are registered in the name of the Beneficiary, or in case of transfer of the Subscription Rights in accordance with Article 3.3, the Permanent Representative. In case of acceptance, the Beneficiary or Permanent Representative (as the case may be) will be recorded as a Subscription Right Holder in the register of subscription right holders of the Company. This register, which may be held in electronic form, mentions the identity of the Subscription Right Holders and previous subscription right holders and the number of Subscription Rights held by them. The Subscription Right Holder will receive a confirmation of the number of Subscription Rights she/he has accepted.

Galapagos NV | Subscription Right Plan 2024 BE	Page 6 of 15

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The Remuneration Committee may decide to replace or complete the Notice of Acceptance by or with a written Subscription Right Agreement to be signed by the Subscription Right Holder, or in the event of a transfer of the Subscription Rights in accordance with Article 3.3, the Permanent Representative, and the Company and which shall contain the conditions determined by the Remuneration Committee, in accordance with this Plan.

The Beneficiary who has accepted the Offer will receive the Subscription Rights as soon as these have been issued by the Deed of Issuance.

6	Exercise and Payment Conditions

6.1	Exercise Term

The Exercise Term is eight (8) years, starting from the date of the Offer. A Subscription Right shall automatically lapse and become null and void at 24:00 hours (midnight) on the day preceding the eighth (8th) anniversary date of the date of the Offer.

6.2	Vesting of Subscription Rights

Except to the extent expressly stated otherwise in this Plan, any addendum to this Plan or decided otherwise by the Board of Directors in accordance with section 8.5, all granted Subscription Rights will fully vest on the first day of the fourth calendar year following the calendar year in which the Grant was made.

6.3	Exercise Period

Subscription Rights may not be exercised until the end of the third calendar year following the calendar year in which the Grant was made.

As of the commencement of the fourth calendar year following the calendar year in which the Grant was made, all vested Subscription Rights may be exercised, during an Exercise Period.

The Board of Directors will establish at least one Exercise Period of at least two weeks per calendar year. It is the responsibility of the Subscription Right Holder to timely seek information from the Company relating to the establishment of Exercise Periods. The Board of Directors may establish more than one Exercise Period per calendar year if it deems fit.

The Board of Directors may decide, in accordance with the applicable rules relating to abuse of inside information, to establish closed periods during which the Subscription Rights cannot be exercised.

6.4	Conditions of Exercise

Individual Subscription Rights can only be exercised as a whole.

In order to exercise a Subscription Right, the Subscription Right Holder needs to submit an appropriate declaration to that effect (the exercise form) to the Board of Directors or to an authorized person designated by the Board of Directors, and to pay the Exercise Price into a bank account designated by the Company and opened in the name of the Company.

On the exercise form, the Subscription Right Holder needs to mention the number of Subscription Rights she/he desires to exercise.

In case the bank account is not or not sufficiently credited prior to the end of the Exercise Period, the Subscription Rights will be deemed not to be exercised. The Company will inform the Subscription Right Holder thereof and will reimburse the amount that was deposited too late or was insufficient as soon as possible within the limits set by law. The Subscription Rights will consequently not be lost and remain exercisable at a later stage insofar as the Exercise Term has not expired.

Galapagos NV | Subscription Right Plan 2024 BE	Page 7 of 15

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6.5	Impact of capital increases decided by the Company

In deviation of article 7:71, second indent, of the Belgian Code of Companies and Associations, the Subscription Right Holders shall not have any right of premature exercise of their Subscription Rights in the event of a capital increase decided by the Company. Should the rights of the Subscription Right Holders be materially affected by such a decision, the Company, represented by the Board of Directors, may, in its sole discretion, make modifications to (i) the number of Shares that relates to one Subscription Right, (ii) the Exercise Price and/or (iii) any other features of the Plan. As soon as reasonably practicable, the Company shall give notice in writing of such modification to the relevant Subscription Right Holders.

By way of exception to the previous indent, in the event of a capital increase in cash, the Company, represented by the Board of Directors, may also decide, in its sole discretion, to allow the Subscription Right Holders to exercise prematurely their Subscription Rights and possibly participate in the capital increase as shareholders, insofar as this right belongs to the existing shareholders. In such case, if a Subscription Right, that is not exercisable or cannot be exercised in accordance with the issuance conditions (as specified in the Plan), becomes prematurely exercisable and is thus also prematurely exercised in accordance with the decision of the Board of Directors, the New Shares that the Subscription Right Holders receive as a result of such Exercise will not be transferable, except with the explicit prior consent of the Board of Directors, until such time as the Subscription Right would have become exercisable in accordance with the Plan.

6.6	Change in Control of the Company

Notwithstanding anything to the contrary in this Plan, in the event of a change in Control of the Company, all Subscription Rights that are still outstanding under this Plan at such time shall, in principle, immediately vest (to the extent they had not all vested yet) and become immediately exercisable during an Exercise Period determined by the Board of Directors, provided, however, that in compliance with applicable (tax) laws the Board of Directors is authorized to establish certain conditions for such vesting and/or exercising that will be applicable to some or all of the Subscription Right Holders involved, and provided further that, in the event a public takeover bid is made on the securities of the Company, the Subscription Rights shall immediately become fully vested and exercisable as from the date of the announcement of such public takeover bid by the FSMA. In such case, the Board of Directors shall establish an Exercise Period as soon as practicable following the announcement of such public takeover bid.

Furthermore, the transfer restrictions set forth in section 3.3 are not applicable to transfers of Subscription Rights pursuant to a public takeover bid or a public squeeze-out bid on the securities in the Company.

7	Issuance of New Shares

The Company shall only be obliged to issue New Shares pursuant to the Exercise of Subscription Rights if all exercise conditions set forth in chapter 6 have been complied with.

The Board of Directors or its proxyholder shall to this effect timely, at a date to be determined by the Board of Directors or its proxyholder and at least once following each Exercise Period, have the capital increase established by notary deed, taking into account the time needed to fulfill the required administrative formalities.

New Shares participate in the profit of the financial year of the Company that started on the first of January of the year in which the relevant New Shares have been issued.

In view of a rapid delivery of the Shares resulting from the exercise of Subscription Rights, the Company may propose to the Subscription Right Holders who have complied with the exercise conditions to receive existing Shares awaiting the issuance of New Shares by notary deed. In such case the Subscription Right Holders will receive an advance of existing Shares subject to the condition that they sign an authorization by which the New Shares will, upon issuance, immediately and directly be delivered to the Company or to any other party who advanced them the existing Shares.

Galapagos NV | Subscription Right Plan 2024 BE	Page 8 of 15

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The Board of Directors has granted power of attorney to any two (2) members of the Board of Directors acting jointly, as well as to each member of the Executive Committee individually, with possibility of sub-delegation and the power of subrogation, to take care of the establishment by notary deed of the acceptance of the Subscription Rights offered, the exercise of the Subscription Rights, the issuance of the corresponding number of New Shares, the payment of the exercise price in cash, the corresponding realization of the capital increase, the allocation to the unavailable account “issuance premiums” of the difference between the subscription price for the Shares and the accounting par value, to bring the Articles of Association in accordance with the new situation of the registered capital, to sign and deliver the relevant Euroclear and bank documentation, and to sign and deliver all necessary documents in connection with the delivery of the Shares (acquired as a result of the exercise of the Subscription Rights) to the Beneficiaries.

The Company will take the necessary actions to have the New Shares listed for trading on a regulated market as soon as they have been issued.

8	Cessation of the Employment or Service Relationship

8.1	Cessation of the relationship before the date of the Deed of Issuance

If a Beneficiary is not a member of the personnel (within the meaning of article 1:27 of the Belgian Code of Companies and Associations) of the Company or any of its Subsidiaries on the date of the Deed of Issuance, the Beneficiary shall be deemed to have refused the Offer and the Subscription Rights offered to such Beneficiary shall not be issued.

8.2	Good Leaver Situation

If a Good Leaver Situation arises with respect to a Subscription Right Holder, the Subscription Rights of said Subscription Right Holder shall continue to vest as set forth in Section 6.2 (if unvested) and, if and when vested, the Exercise Term of the non-exercised Subscription Rights shall remain unchanged and the Subscription Right Holder will have the time to exercise his/her non-exercised Subscription Rights during each Exercise Period within the Exercise Term.

If the Good Leaver Situation is caused by the decease of the relevant Subscription Right Holder or the Permanent Representative of the relevant Subscription Right Holder or after the establishment of a Good Leaver Situation, the relevant Subscription Right Holder or the Permanent Representative of the Subscription Right Holder passes away, all Subscription Rights held by such Subscription Right Holder shall pass to his/her Personal Representative(s) and, upon vesting of the Subscription Rights, the Personal Representative(s) will be able to exercise the non-exercised Subscription Rights during each Exercise Period within the Exercise Term.

8.3	Bad Leaver Situation

8.3.1	After the end of the third calendar year

In case a Bad Leaver Situation occurs after the end of the third calendar year following the calendar year in which the Grant was made, the relevant Subscription Right Holder will have time to exercise, during an Exercise Period, his/her non-exercised Subscription Rights until six months after the date of the Bad Leaver Situation. All his/her remaining non-exercised Subscription Rights shall become null and void upon the expiry of such six-month period.

8.3.2	Before the end of the third calendar year

In case the Bad Leaver Situation occurs before the end of the third calendar year following the calendar year in which the Grant was made, all granted Subscription Rights that have not vested yet shall automatically become null and void.

Galapagos NV | Subscription Right Plan 2024 BE	Page 9 of 15

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8.4	Change of employment

8.4.1

In case of a cessation of the employment agreement or management agreement for any reason whatsoever, in whatever form and by whomever initiates it of the relevant Subscription Right Holder accompanied by a simultaneous (other) employment or appointment of the relevant Subscription Right Holder (or a company Controlled by the Beneficiary), or in case at hand represented by its Permanent Representative as a an Employee, Manager or director of the Company or a Subsidiary, the Subscription Rights of said Subscription Right Holder shall continue to vest as set forth in Section 6.2 (if unvested) and, if and when vested, the Exercise Term of the non-exercised Subscription Rights shall remain unchanged and the Subscription Right Holder will have the time to exercise his/her non-exercised Subscription Rights during each Exercise Period within the Exercise Term.

8.4.2

If, however, at any time following such change of employment as described in section 8.4.1, a Good Leaver Situation or a Bad Leaver Situation occurs with respect to such Subscription Right Holder, then the rules set forth in section 8.2 or section 8.3 respectively shall apply.

8.5	Deviations

The Board of Directors may at its discretion decide to deviate at any time from the provisions set forth in this chapter 8, including, for the avoidance of doubt, regarding the meaning of any defined terms used in this chapter 8.

9	Amendments and Modifications

In addition to the other cases provided for by this Plan, the Board of Directors is authorized to take appropriate measures to safeguard the interests of the Subscription Right Holders in case a serious and exceptional circumstance jeopardizing the rights of the Subscription Right Holders occurs.

In addition to the other cases provided for by this Plan, the Board of Directors may also unilaterally modify at any time the Plan in any the following cases:

•	the modification relates to the practical and/or accessory modalities of the Plan;

•	the modification is required to comply with any change in legislation; or

•	the modification is favourable to the Subscription Right Holders.

As soon as reasonably practicable, the Company shall give notice in writing of such modifications to the relevant Subscription Right Holders.

The Subscription Right Holders shall be bound by such modifications.

10	Dispute Resolution

All disputes relating to this Plan will be brought to the attention of the Board of Directors, who may propose an amicable settlement for a dispute, as the case may be. If required the dispute will be submitted to Courts and Tribunals competent for the judicial area of Antwerp, department of Mechelen (Belgium) whereby all parties involved shall make election of domicile at the seat of the Company. This Plan is governed by Belgian law.

The Plan is not subject to the provisions of the U.S. Employee Retirement Income Security Act of 1974, as amended, and is not a qualified plan under Section 401(a) of the U.S. Internal Revenue Code.

11	Final Provisions

11.1	Additional Information

The Company will provide the Beneficiary at his/her request with a copy of the articles of association of the Company and any amendments thereto.

Galapagos NV | Subscription Right Plan 2024 BE	Page 10 of 15

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11.2	Taxes and Social Security Treatment

The Company or a Subsidiary shall be entitled, in accordance with the applicable law or customs, to apply a withholding on the cash salary or the compensation for the month in which the taxable moment occurs or on the cash salary or the compensation of any other following month, and/or the Beneficiary shall be obliged to pay to the Company or a Subsidiary (if so required by the Company or by a Subsidiary) the amount of any tax and/or social security contributions due or payable because of the fact of the grant, the acceptance, the fact that Subscription Rights become susceptible of being exercised or of the exercise of the Subscription Rights, or due or payable in respect of the delivery of the New Shares.

The Company or a Subsidiary shall be entitled, in accordance with the applicable law or customs, to prepare the required reports, necessary as a result of grant of the Subscription Rights, the fact that Subscription Rights become susceptible of being exercised, or the delivery of the Shares.

11.3	Costs

Stamp duties, stock exchange taxes and similar charges and taxes levied at the occasion of the exercise of the Subscription Rights and/or the delivery of the New Shares or existing Shares shall be borne by the Subscription Right Holder.

Costs relating to the issue of the Subscription Rights or to the issue of New Shares shall be borne by the Company.

No fees or commissions will be charged by the Company in connection with the issuance of New Shares. All funds received or held by the Company under this Plan may be combined with other corporate funds and may be used for any corporate purpose.

11.4	Relation to employment or management agreement

Notwithstanding any provisions to the contrary included in the Plan:

(i)

the grant of Subscription Rights and/or subsequent Shares to the Beneficiaries in the framework of the Plan is unrelated to his/her pension rights or pension claims, if any, unless specifically provided otherwise in applicable legislation or the terms and conditions of the applicable pension plan;

(ii)

the Plan or any other document relating to the Plan do not confer upon the Beneficiary any right to be continued employment or other contractual relationship for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company or its Subsidiaries to terminate the Beneficiaries’ employment or other contractual relationship according to the applicable regulations in respect of termination thereof;

(iii)	the grant of Subscription Rights cannot be considered as a right acquired for the future; and

(iv)

any rights and entitlements pursuant to this Plan are granted on a discretionary basis. Repeated grants do not entitle any Beneficiary to any future grant. Grants remain in the complete discretion of the Company. In particular, the Company reserves the right to determine the scope of beneficiaries and the conditions of the Plan in relation to any further grant.

A Beneficiary shall not be entitled to claim any damages or compensation in connection with the Plan, resulting from the cessation of his/her mandate, employment agreement or consultancy or management agreement with the Company or a Subsidiary, based on any reason whatsoever.

11.5	Shareholders’ Meetings

Subscription Right Holders have the right to participate in the Shareholders’ Meetings of the Company, but without voting right and only with an advisory voice, subject to complying with the formalities set forth in the convocation for the Shareholders’ Meeting.

Galapagos NV | Subscription Right Plan 2024 BE	Page 11 of 15

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11.6	Communication with Subscription Right Holders

By accepting Subscription Rights, the Subscription Right Holder agrees that documentation can be validly communicated by the Company by e-mail, including convocations for Shareholders’ Meetings and documentation pertaining to the exercise of Subscription Rights.

11.7	Address Change

Subscription Right Holders are obliged to keep the Company informed in writing of changes to their address and changes to their e-mail address. Communications sent by the Company to the last known address or e-mail address of the Subscription Right Holder are validly made.

11.8	Reoffer or Resale of Shares Received under the Plan

The Subscription Right Holder may sell the Shares subscribed for pursuant to the Exercise of Subscription Rights in any manner permitted under Belgian law and applicable U.S. securities law, so long as the conditions associated with the holding of privileged information have been met.

The “inside information” provisions of the applicable securities laws and the Company’s Dealing Code impose further restrictions on resales by all individuals who know of material non-public information regarding the Company, whether or not the individual is a staff member, an officer or a director of the Company or any of its Subsidiaries.

11.9	Liens

No one can place a lien on any Subscription Right granted to the Beneficiaries under the Plan.

11.10	U.S. Federal Tax Consequences for Participating in the Plan

The following discussion summarizes the current principal U.S. federal income tax consequences of certain transactions under the Plan if the Beneficiary is subject to U.S. taxes. It does not describe all U.S. federal tax consequences under the Plan, nor does it describe state or local tax consequences that may vary from jurisdiction to jurisdiction. The Beneficiary is advised to consult with a competent tax advisor for additional information about the Beneficiary’s particular circumstances.

The Beneficiary will not have taxable income in the U.S. when the Beneficiary is granted a Subscription Right. When the Beneficiary Exercises a Subscription Right, the Beneficiary will have taxable ordinary income in the U.S. equal to the excess of the fair market value of the Shares received on the Exercise date over the price the Beneficiary paid for the Subscription Right. The Beneficiary’s tax basis for the Shares that the Beneficiary acquires when the Beneficiary Exercises a Subscription Right will be increased by the amount of such taxable income. The Company will be entitled to a federal income tax deduction in an amount equal to the ordinary income that the Beneficiary recognizes. When the Beneficiary sells the Shares that the Beneficiary acquired by Exercising Subscription Rights, the Beneficiary will realize long-term or short-term capital gain or loss, depending upon the Beneficiary’s holding period for such Shares.

If the Beneficiary surrenders Shares in payment of the Exercise Price of a Subscription Right, the Beneficiary will not recognize gain or loss on the Beneficiary’s surrender of such Shares. However, the Beneficiary will recognize ordinary income on the Exercise of the Subscription Rights as described above. The number of Shares the Beneficiary receives in such an exchange that is equal to the number of Shares the Beneficiary surrendered will have the same tax basis and capital gains holding period as the Shares surrendered. The balance of the Shares received will have a tax basis equal to the fair market value of the Shares on the date of Exercise, and the capital gains holding period for those Shares will begin on the date of Exercise.

If the Beneficiary chooses to Exercise his/her Subscription Right by means of a cashless exercise facility, the Beneficiary will receive cash in an amount equal the difference between the net proceeds of the sale of the underlying Share of the Exercised Subscription Right and the Exercise Price of the Exercised Subscription Right. This same amount will be taxable at ordinary income rates in the U.S.

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Free translation for information purposes only

ANNEX A: Eligible Persons

(confidential)

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ANNEX B: Privacy and processing of Personal Data

(confidential)

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